Exhibit 21.1

Subsidiaries of Coeptis Therapeutics Holdings, Inc.

Coeptis Therapeutics, Inc.	Delaware
Coeptis Pharmaceuticals, Inc.	Delaware
Coeptis Pharmaceuticals LLC	Pennsylvania
GEAR Therapeutics Inc.	Florida
SNAP Biosciences Inc.	Florida